[redacted]

10029752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC Financial Products USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna DiFilippo — 212-845-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna DiFilippo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Financial Products USA Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers and or directors of the firm may have proprietary interests in hedge funds and or registered investment companies that have accounts with the Firm which are classified as customers. Additionally, Directors of the Firm serve as Directors of other affiliated entities, or entities in which they have an interest, that may have accounts with the Firm that are classified as customers.

Signature

Managing Director

Title

Notary Public

STEPHEN P. KING
Notary Public, State of New York
No. 02KI6076951
Qualified in New York County
Commission Expires 7/1, 20 10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBC Financial Products USA Inc.
Table of Contents
December 31, 2009

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
KBC Financial Products USA Inc.

We have audited the accompanying statement of financial condition of KBC Financial Products USA Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Financial Products USA Inc. as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2010

KBC Financial Products USA Inc.
Statement of Financial Condition
December 31, 2009
(in thousands)

Assets	
Cash	$ 26,016
Cash segregated in compliance with federal regulations	16,054
Financial instruments owned, at fair value	238,501
Receivables from:	
Customers	753
Clearing broker	211,902
Brokers, dealers and others	1,214
Affiliates	1,740
Other assets	4,249
Total assets	$ 500,429
Liabilities and stockholder's equity	
Financial instruments sold, not yet purchased, at fair value	$ 151,963
Payables to:	
Customers	1,035
Brokers, dealers and others	753
Affiliates	102
Obligation to return collateral received	6,001
Other liabilities and accrued expenses	14,364
Total liabilities	174,218
Stockholder's equity	326,211
Total stockholder's equity	326,211
Total liabilities and stockholder's equity	$ 500,429

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

KBC Financial Products USA Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is to act as a broker or dealer in certain securities transactions (principally convertible bonds, equity linked securities and related securities), with or through financial and non-financial institutions. The Company also acts as agent for certain of its affiliates in their transactions with U.S. customers. The Company also engages in proprietary trading activities.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis. In accordance with industry practice, customer transactions are recorded on a settlement date basis.

All of the Company's assets and liabilities are carried at either fair value or contracted amounts which approximate fair value.

Financial instruments owned, Financial instruments sold, not yet purchased and contractual commitments arising pursuant to futures are recorded at fair value. Fair value for financial instruments is based on quoted market prices and other relevant factors, including dealer price quotations, trade prices, and price activity for underlying instruments.

For assets and liabilities measured at fair value, the Company follows Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"). ASC No. 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC No. 820 are described below:

LEVEL 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

2. Significant Accounting Policies (continued)

LEVEL 2 Quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or assets and liabilities for which all significant inputs are observable, either directly or indirectly;

LEVEL 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

An asset's and liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement.

In April 2009, the FASB issued additional ASC No. 820 guidance for estimating fair value when the volume and level of activity for an asset or liability have decreased significantly. This guidance is effective for periods ending after June 15, 2009. The Company adopted this guidance on June 30, 2009. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

The Company accounts for derivative instruments and hedging activities at fair value in accordance ASC No. 815 "Derivatives and Hedging" ("ASC No. 815"). The FASB amended ASC No. 815. On January 1, 2009, the Company adopted the FASB amendment to ASC No. 815. This FASB amendment requires enhanced disclosure about an entity's derivative activities. Since this FASB amendment requires only additional disclosure, the Company's adoption of this FASB amendment did not have an impact on the Company's statement of financial condition.

Foreign-denominated trading assets and liabilities are revalued at prevailing currency exchange spot rates.

Clearing broker balances are presented on a net basis in instances where a legal right of off-set exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis.

The Company provides for income taxes in accordance with ASC No. 740 "Income Taxes" ("ASC No. 740"). The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

2. Significant Accounting Policies (continued)

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the financial statements. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company follows ASC No. 450 "Contingencies" which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

In May 2009 the FASB issued ASC No. 855 "Subsequent Events" ("ASC No. 855") which requires evaluation of subsequent events and their potential effect on financial statements and the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC No. 855 is effective for periods ending after June 15, 2009. The Company adopted ASC No. 855 on June 30, 2009.

3. Receivables from Clearing Broker

Receivables from clearing broker reflect net proceeds generated primarily from cash received from sales of securities and margin requirements net of borrowings from the clearing broker. In addition, net receivables and payables relating to unsettled trades are reflected in the net clearing broker receivables balance.

At December 31, 2009, there were margin requirements at the clearing broker of approximately $83.7 million which were collateralized by cash and securities in the Company's account at the clearing broker.

4. Short-Term Borrowings

The Parent and an affiliate make short-term borrowings available to the Company. The Company pays interest on these amounts at market rates.

5. Related Party Transactions

The Parent provides substantially all personnel, management and overhead services to the Company. The Parent is reimbursed for these services by the Company. The methodology utilized to determine the amount charged the Company is a combination of direct and allocated costs. Any such balances are payable on demand and are paid in the normal course of business. At December 31, 2009, the Company has a related receivable from its Parent of approximately $450,000 which is reflected in Receivables from affiliates.

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions, which represent fails to deliver and fails to receive, are included in

5. Related Party Transactions (continued)

Receivables from and Payables to brokers, dealers and others and approximate $1.0 million and $753,000, respectively, at December 31, 2009. In connection with these transactions and related services, the Company receives a fee from its affiliates. In addition, the Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements. Receivables from and Payables to affiliates of approximately $1.3 million and $52,000, respectively, represent amounts due in respect of these agreements at December 31, 2009. Any such balance is payable on demand and are paid in the normal course of business.

The Company clears its futures transactions through an affiliate. At December 31, 2009, the Company has a related receivable from its affiliate of approximately $179,000 which is reflected in Receivables from brokers, dealers and others. The Company is required to provide collateral to its affiliate to cover its obligations arising from the transactions. Approximately $179,000 is pledged by the Company as collateral with its affiliate at December 31, 2009.

6. Net Capital and other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2009, the Company's net capital approximates $250.8 million, which exceeds the minimum requirement by approximately $250.5 million.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. The Company maintains cash segregated in compliance with Rule 15c3-3 of the SEC. This amount is approximately $16.1 million and is reflected as Cash segregated in compliance with federal regulations.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2009, Financial instruments owned and Financial instruments sold, not yet purchased by the Company are comprised as follows:

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

	Financial instruments owned at fair value	Financial instruments sold, not yet purchased at fair value
	(in thousands)	
Corporate and other debt securities	$ 225,214	$ 55,901
Common securities	13,281	96,062
Warrants	6	-
	$ 238,501	$ 151,963

8. Derivative Financial Instruments

Derivatives are financial instruments, such as futures or option contracts and warrants, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments or rights to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on specific terms of the contract with reference to specified rates, securities, commodities or indices.

In the normal course of business, the Company enters into transactions in exchange-traded derivative financial instruments to manage its exposure to various market risks and in connection with facilitating customer trading activities. Such derivative financial instruments include treasury futures generally used to manage interest rate risk and equity option and warrant contracts which are generally used to manage volatility.

These derivative financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

8. Derivative Financial Instruments (continued)

The fair value and notional value of the Company's derivative financial instruments as of December 31, 2009 is as follows:

	Assets	
	Fair Value	Notional Value
	(in thousands)	
Futures contracts	$ 202	$ 17,359
Warrants	6	-

The fair value of futures contracts is recorded in Receivables from brokers, dealers and others. The fair value of warrants is recorded in Financial instruments owned. The methods used to determine fair value are disclosed in footnote 2, "Significant Accounting Policies."

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

With the exception of over-the-counter option contracts, futures, and certain foreign-denominated securities transactions as discussed below, the Company's transactions in financial instruments are cleared by a broker and dealer (the "Clearing Broker") pursuant to a clearance agreement. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Broker against various margin obligations of the Company or deposited with the Clearing Broker for safekeeping purposes.

The Company maintains a portion of its short-term liquidity in the form of additional margin borrowings available from the Clearing Broker. This subjects the Company to liquidity risk should the Clearing Broker choose to decrease the collateralized margin borrowings currently made available to the Company.

The Company's customers and counterparties primarily consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

The Company is subject to concentration risk by holding positions in certain types of securities or holding positions issued by issuers located in a particular country or engaged in a particular industry. The Company manages such risk through limits. At December 31, 2009, the Company's securities positions are primarily issued by U.S. companies in the financial, communication, consumer, energy, technology, utilities, industrial, and basic material sectors.

Certain customer securities transactions of the Company are cleared on a fully disclosed basis by the Clearing Broker pursuant to a clearance agreement. While the Clearing Broker maintains the responsibility of margining such accounts and determining adequate collateralization, the Company

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

has agreed to indemnify the Clearing Broker for certain losses that the Clearing Broker may sustain from the customer accounts introduced by the Company. At December 31, 2009, customer debit balances maintained by the Clearing Broker approximate $570,000. These debit balances relate to customer delivery-versus-payment transactions and, in the normal course of business, have been settled by the Clearing Broker subsequent to December 31, 2009.

Additionally, transactions in foreign securities for which the Company acts as agent for its customers and foreign affiliates, are cleared, on a delivery-versus-payment basis, through affiliates of the Company in accordance with SEC Rules and interpretations. Such activities expose the Company to credit risk in the event a customer or the Company's affiliates are unable to fulfill their contracted obligations, and margin deposits, where applicable, are not sufficient to fully cover losses incurred by such party. In the event a customer or the Company's affiliates fail to fully satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill such party's obligations. The Company seeks to control the risks associated with customer activities by monitoring customer trades and taking appropriate action. From time to time, the Company obtains cash as collateral from its affiliates in connection with such transactions. Cash obtained as collateral at December 31, 2009 approximates $6 million and is reflected in Obligation to return collateral received.

10. Fair Value Measurement

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Where quoted prices are available in an active market, assets and liabilities are classified within level 1 of the hierarchy. Exchange-traded equities and futures are valued based on quoted market prices in active markets and are classified within level 1 of the fair value hierarchy.

Where fair value is determined based on quoted prices in markets that are not active or where all significant inputs are observable, assets and liabilities are classified within level 2 of the hierarchy. Convertible corporate bonds and warrants are valued based on dealer price quotations, trade prices and price activity for underlying instruments and are classified within level 2 of the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy assets and liabilities measured at fair value on a recurring basis at December 31, 2009. As required by ASC No. 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

10. Fair Value Measurement (continued)

		Quoted market prices in active markets (Level 1)		Quoted market prices not in active markets (Level 2)		Total
				(in thousands)		
Financial instruments owned:						
Corporate and other debt securities	$	-	$	225,214	$	225,214
Common securities		13,281		-		13,281
Warrants		-		6		6
Total financial instruments owned		13,281		225,220		238,501
Receivables from brokers, dealers and others (futures contracts)		202		-		202
Total assets at fair value	**$**	**13,483**	**$**	**225,220**	**$**	**238,703**
Financial instruments sold, not yet purchased:						
Corporate and other debt securities	$	-	$	55,901	$	55,901
Common securities		96,062		-		96,062
Total financial instruments sold, not yet purchased		96,062		55,901		151,963
Total liabilities at fair value	**$**	**96,062**	**$**	**55,901**	**$**	**151,963**

11. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pre-tax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

12. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. ASC No. 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC No.740 generally considers all expected future events other than future enactment of changes in the tax law or rates.

The net deferred tax assets at December 31, 2009 which are reflected in Other assets consist of:

12. Income Taxes (continued)

	Deferred tax assets	Valuation allowance	Net deferred tax assets
	(in thousands)		
Federal	$ 13,561	$ (9,567)	$ 3,994
State and local	5,100	(5,100)	-
Total	$ 18,661	$ (14,667)	$ 3,994

The Company's deferred tax assets at December 31, 2009 result primarily from accrued deferred bonus expenses and State and Federal net operating losses. As of December 31, 2009, the Company has net operating loss carry forwards that expire between 2010 and 2029 and amount to $19.3 million and $30.9 million for federal and state tax purposes, respectively.

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, included scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. During the year ended December 31, 2009, the valuation allowance decreased by approximately $1.4 million due to a decrease in the deferred tax asset. The valuation allowance approximates $14.7 million at December 31, 2009. The net deferred tax assets of approximately $4 million relate to the net operating losses that can be carried back and utilized against the taxable income of prior years.

As of December 31, 2009, the Company has no unrecognized tax benefits.

As of December 31, 2009, the Company had federal and state and local taxes payable to its Parent of $8.9 million and $5.3 million, respectively. These amounts are included in Other liabilities and accrued expenses.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. The Parent's 2004, 2005 and 2006 New York State corporation income tax returns have been reviewed by the New York State taxing authority. The audit for these tax periods did not have an impact on the income tax liability of the Company. The Parent's 2006, 2007 and 2008 New York City corporate income tax returns and U.S. Federal corporate income tax returns and the Parent's 2007 and 2008 New York State income tax return are open for review by the respective taxing authorities.

13. Regulatory Inquiries

The Company is involved in regulatory inquiries arising in the normal course of business activities as a broker or dealer. The Company's view is that the outcome of such inquiries is not expected to have a significant impact on the Company's statement of financial condition.

14. Subsequent events

The Company has evaluated subsequent events through February 24, 2010, the date the statement of financial condition is available to be issued, and has determined that there are no subsequent events which require disclosure in the statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

STATEMENT OF FINANCIAL CONDITION

KBC Financial Products USA Inc.
December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG